Exhibit 21

List of Subsidiaries of Image Sensing Systems, Inc.

Name of Subsidiaries	Jurisdiction of Incorporation or Organization

Flow Traffic Ltd.	Hong Kong Special Administrative Region of the People’s Republic of China

Image Sensing Systems Europe Limited	United Kingdom

Image Sensing Systems Europe Limited SP.Z.O.O.	Poland

ISS Image Sensing Systems Canada Ltd.	British Columbia, Canada

ISS Canada Sales Corp.	British Columbia, Canada

51